Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 30 - 2010

November 2, 2010

FOR IMMEDIATE RELEASE

TYPHOON AND AURIZON DRILL 8.8 GRAMS PER TONNE OF GOLD

OVER 11 METERS ON THE FAYOLLE PROJECT

Aurizon (TSX:ARZ; AMEX:AZK) (“Aurizon” or “the Company”) is pleased to announce a new series of drill results from the exploration program on the Fayolle project located 20 kilometres north-east of Rouyn-Noranda, Québec and 10 kilometres north of Aurizon's Joanna project.  The current drill program is the first phase of a work program totalling $3.5 million to be spent by Aurizon under the joint venture agreement announced on May 18, 2010 with Typhoon Exploration Inc (“Typhoon”).  The Fayolle property is 100% owned by Typhoon Exploration Inc. (“Typhoon”) and Aurizon can earn a 50% interest, subject to an underlying 2% net smelter royalty, by incurring expenditures of $10 million, and subscribing for $2 million in common shares of Typhoon, over four years.  Aurizon can earn an additional 15% interest for a total interest of 65% by either delivering a feasibility study or spending an additional $15 million on the project.

Additional drill results and associated geological interpretations have been received for holes FA-10-05 to FA-10-11, totalling 2,216 metres which have been drilled in the Fayolle deposit using a 25 to 50 metre spacing to test geometry and grade consistency.  The first four drill holes of this 2010 campaign were reported on September 29, 2010.  Assays and/or verifications are still pending for the additional 6 holes (FA-10-12 – FA-10-17) that have been drilled to date.

The best results received are from hole FA-10-08 which returned 8.8 grams per tonne of gold over 11.0 metres and from hole FA-10-11 which returned 17.6 grams per tonne of gold over 4.0 metres.  All of the intersections were drilled inside the existing drilling pattern following a west south-west drilling direction.  However, hole FA-10-05 shows that mineralization remains open to the north-west, and hole FA-10-11 opens a mineralized trend to the east and at depth.  Mineralized zones appear to be sub-vertical, true widths are therefore approximately 75% of the lengths reported below.

Numerous high-grade mineralized zones intersected in drill holes FA-10-01 to FA-10-11 are located inside lower-grade envelopes.  Also, some low-grade intersections of extensive length do not show a local high-grade concentration, which demonstrates the strong bimodal gold distribution of the Fayolle deposit. The best results from the seven drill holes reported in this news release are shown in the table below.  All of the drill hole results to date are reported in a table at the end of this news release.

Hole Number	From (metres)	To (metres)	Grade (grams/tonne Gold)	Length (metres)
FA-10-05	128.0	132.0	6.0	4.0
FA-10-07	69.0	75.0	8.7	6.0
FA-10-08	109.0	120.0	8.8	11.0
FA-10-11	182.5	186.5	17.6	4.0

Aurizon Mines Ltd.

News Release – November 2, 2010

Typhoon and Aurizon Drill 8.8 Grams/Tonne Gold over 11.0 meters on the Fayolle Project

Mineralization is hosted by strongly brecciated, altered and deformed ultramafic rocks and by dykes of varied composition, but generally intermediate and bordered by breccias as described above. Alteration is characterized by carbonates and fuchsite in ultramafic rocks and by hematite in dykes.  Gold is mostly observed as free grains up to a millimetre in size, as fracture-filling and veinlets in both host rocks.

Outlook

To date, 6,203 metres have been drilled in seventeen holes as part of a 15,000 metre program of approximately thirty nine (39) holes aimed to test the new grade model on the Fayolle deposit and to explore the entire deformation corridor transecting the property along a strike length of more than 2 kilometres.

The objective of the current exploration program at Fayolle is to expand the current resource laterally and down dip and gain enough geological knowledge to efficiently explore the favourable deformation corridor transecting the property along a length of more than 2 kilometres. The current exploration program includes two drill rigs operating for the remainder of the year, at an estimated cost of approximately $3.0 million.

Quality Control and Qualified Person

All drill core is oriented using Fordia’s “Corientr” tool to measure the geological structures of the drill core.  Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finish. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control. Primary assaying is performed by ALS Chemex of Val d'Or.  The rejects for all samples returning >10 g/t Au are totally pulverized and re-assayed. Information of a scientific or technical nature included in this release has been prepared under the supervision of Martin Demers, P. Geo., Exploration Manager of Aurizon and Qualified Person under NI 43-101.

Additional information

The attached sketches show the geological context of the Fayolle property, the position of the drill holes and a typical section of the Fayolle deposit.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

Aurizon Mines Ltd.

News Release – November 2, 2010

Typhoon and Aurizon Drill 8.8 Grams/Tonne Gold over 11.0 meters on the Fayolle Project

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.

  1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com

Maurice Dagenais: mdagenais@renmarkfinancial.com

Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Fayolle property. Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve.  However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO U.S. READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

This News Release may use the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

In particular, this News Release uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.

News Release – November 2, 2010

Typhoon and Aurizon Drill 8.8 Grams/Tonne Gold over 11.0 meters on the Fayolle Project

Hole	E	N	Total	From	To	Grade	Length
	(mE)	(mN)	length	(metres)	(metres)	(grams per gold/tonne gold)	(metres)
FA-10-01*	662310	5367213	423	145.0	153.0	0.6	8.0
				160.0	165.0	0.4	5.0
				168.0	172.0	0.5	4.0
				192.0	193.5	33.8	1.5
FA-10-02*	662303	5367147	411	17.4	25.0	0.5	7.6
				35.0	42.0	0.6	7.0
				137.5	150.0	0.8	12.5
				250.0	252.0	5.7	2.0
FA-10-03*	662324	5367261	396	158.0	169.0	1.3	11.0
				209.0	212.0	6.4	3.0
				220.5	225.0	0.8	4.5
FA-10-04*	662181	5367156	225	61.0	67.0	112.5	6.0
				109.0	111.0	5.2	2.0
				135.0	138.0	1.1	3.0
				160.0	162.0	2.4	2.0
FA-10-05	662191	5367213	284	107.0	112.5	1.0	5.5
				128.0	132.0	6.0	4.0
FA-10-06	662177	5367101	186	75.0	78.5	3.0	3.5
				94.0	98.0	1.2	4.0
FA-10-07	662220	5367145	330	5.0	9.0	2.9	4.0
				29.5	34.6	2.2	5.1
				69.0	75.0	8.7	6.0
				94.0	98.5	5.7	4.5
				128.0	159.0	0.7	31.0
FA-10-08	662245	5367186	339	109.0	120.0	8.8	11.0
FA-10-09	662318	5367260	385	No significant values
FA-10-10	662455	5367096	380	No significant values
FA-10-11	662391	5367126	321	182.5	186.5	17.6	4.0
				231.0	236.7	0.8	5.7

*Drill holes released on September 29th, 2010